Exhibit 99.1

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Moderator:    Eli Fruchter
December 17, 2015
10:00 a.m. ET

Operator:	This is Conference #: 6580391

Operator:	Hello and welcome to the EZchip Semiconductor Limited Business Update call. Participating on the call today is Eli Fruchter, EZchip's CEO, and Dror Israel, EZchip's CFO.

We will begin the call with prepared remarks and will then open the call for questions from analysts, followed by questions submitted by shareholders.  At this point, we do have all of your lines in a muted or listen-only mode.  As a reminder, today's call is being recorded and a copy of the slide presentation is available on the investor relations section of EZchip's website.

An audio archive of this call will be available on the EZchip website shortly after the call has concluded. I would now like to turn the conference over to Miss Daureen Green of EZchip. Miss Green?

Daureen Green:
Thank you, operator, and good morning.  Please be advised that during this call we may make certain forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties and our actual results may differ materially from those projected.

Please refer to the Safe Harbor statement on slide 2 of our presentation and in our annual and quarterly reports filed with the SEC for a full discussion of those risks and uncertainties as we view as most important.

I will now hand the call to EZchip's CEO, Eli Fruchter. Eli?

Eli Fruchter:
Thank you, Daureen.  Good day, everyone, and thank you for joining us.  I will walk through the slides and I am on slide number 3.  On January 19th, EZchip shareholders have an important decision to make about the nature of their investment in EZchip.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Decisions like this should not be made lightly and I commend our shareholders for your diligence and interest in our company in maximizing your investment.  I assure you that the decision to sell EZchip was not made lightly either.

Yesterday, we issued the press release announcing the conclusion of our 30-day go shop period.  I will speak about that process in a few moments.  Notwithstanding all of the facts, there are those out there who question the sale, the motivation and the overall process.

I want to use this forum as an opportunity to address those questions and concerns.  Slide 4.  But first, I want to talk about EZchip at the high level and why we believe the merits and rationale of the Mellanox transaction are too compelling to pass up.

Today, we are the provider of carrier and data center network.  These include multi-core processors, multiple CPUs and intelligent network adapters and network appliances.  Needless to say, this is a company that is very important to me and I take great pride in all that we have accomplished.

As such, I am committed to its success and the success of our customers and employees.  At the same time, as the largest individual shareholder, my interests are very much aligned with all shareholders.  I am focused on maximizing the value of your investment in EZchip.  I believe in the merits of this transaction and the value that it creates for EZchip shareholders.

I believe that the transaction with Mellanox allows us to accomplish all these objectives. It allows us to deliver our product to customers and to maximize shareholders' investments. Slide 5.

These next two slides provide an overview of the Mellanox transaction.  As you know, on September 30, 2015, EZchip entered into a definitive merger agreement to be acquired by Mellanox for $25.5 per share in cash, or approximately $811 million.

This fully financed all-cash, sale represents full and fair valuation for EZchip shareholders and at an attractive premium, 16% premium to closing price of EZchip on the last trading date prior to the announcement, a 33 and 31 percent premium over the volume weighted average closing prices of EZchip's ordinary shares over the 12 months and 3 months period, prior to the public announcement of the transaction, respectively.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Our board of directors continues to unanimously recommend that shareholders vote for the proposed transaction with Mellanox. We are on-track to close the merger in the first quarter of 2016.

Slide 6.  Mellanox transaction is the best interest of EZchip shareholders.  Like I said, the all-cash Mellanox offer is the best possible outcome for EZchip shareholders.  Implied valuation multiples compare favorably to the market valuation of EZchip peers and precedent transactions in the semiconductor industry.

EZchip's board ran a comprehensive sale process - no buyers emerged from either the market check or the go shop process. The semiconductor industry is going through an unprecedented wave of consolidation as it has become very difficult for small semiconductor companies to compete, given lack of scale, which I will discuss further on the next slide.

Slide 7.  There are other additional clear and significant execution risks for EZchip as a standalone company.  We are at the crossroads.  While there is future potential for EZchip's NPS-400 and Tile-MX product lines, it is equally critical  that everyone understand the headwinds exist.

I will walk through the challenges we face in a moment.  In short, the Board believes that the certainty of the Mellanox cash offer outweighs the uncertainty for standalone EZchip given the current market environment.

Slide 8.  On November 17th, we underwent the second process and actively solicited alternative offers.  Our bankers went to 31 potential strategic partners.  Anecdotally, I can tell you that the feedback that fell into 2 camps, the Mellanox transaction was seen as full, and companies did not think it made financial sense for them to pay more.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Both companies didn't think a transaction made sense from a strategic fit and synergy opportunities perspective.  None of the parties contacted submitted a proposal to acquire the company and no other approached EZchip or Barclays expressing an interest in exploring the purchase of the company.

While one of the 31 strategic parties signed a confidentiality agreement and held the conference call with us and Barclays, the potential strategic buyer ultimately notified Barclays it was not interested in a transaction.

The conclusion affirms to me that the transaction with Mellanox is the right one for all shareholders.  In addition to the value, I am deeply confident the combination with Mellanox is the best possible outcome for our shareholders and our customers and employees.

After demonstrating our commitment to shareholders through this rigorous go shop process, I believe you will agree with me.

Slide 9.  Independent research analysts support the strategic rationale and valuation of the proposed transaction.  Prior to the announcement of the transaction with Mellanox, all 5 of the analysts who covered EZchip had price targets below the $25.5 offer price.

Slide 10.  Let me delve a bit deeper into NPS.  We received initial NPS400 samples last month.  Initial test results are positive.  Testing and validating a chip of this complexity is a long and demanding process that will continue in coming months.

This testing is important to ensure positive customer outcomes on initial delivery.  The 5 Tier 1 design wins we reported in August were the culmination of efforts that amount to over 2 years of continued work with each of these customers.

Last month, 1 of the 3 customers that we have won in data center switch market updated us and unfortunately decided to use simpler, lower cost packet processor chips for routing, while NPS will be used for layer 4 to layer 7 services, which hold a significantly lower volume potential.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Presently, we can report one new Tier 2 design win in the data center switch markets, it too is a result of over 2 years of sales cycle.

Slide 11.  Since EZchip shareholders are faced with the important decision to approve the proposed Mellanox transaction, it is an important that I am as transparent as possible when discussing the risks versus the rewards.  In the markets we are targeting with our new products, the NPS and Tile-MX, especially in light of market developments over the past year.

Starting with NPS, as a reminder, NPS is the clear leader in the NPU market. Nevertheless, it is a small market that is dominated by carrier routers today and shifting towards data center routers.

We are seeing market developments in the past year that are impacting the risk reward profile of EZchip's NPS.  The carrier space -- in the carrier space, carrier vendors continue to opt-out for in-house chips.  Companies like Juniper, Huwai and now Cisco, and according to the Linley Group, the long-term trend of merchant NPUs replacing ASICs has come to an end as leading OEMs continue to design captive NPUs.  In the new guide to network processors by the Linley Group from November 2015, the NPU total available market includes both the carrier segment, 75 percent of TAM in 2015, and the data center segment, 25 percent of TAM in 2015.

The report is not only adding the data center market segment to the NPU TAM, but also including Broadcom’s packet processors as alternatives to NPUs in data center.

We are seeing in the data center space that packet processors such as Broadcom's Strata DNS that are used in data center switches being selected for data center routing.

For instance, one of the 3 Tier 1 data center wins from August updated us that they will use a packet processor and not NPS for routing, and NPS will be used for layer 4 to 7 services, which are a fraction of the potential volume for our routers.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Consequently, EZchip's market share can shrink in coming years if additional data White Box adopt packet processors such as Broadcom's Strata to DNS for routing.

Slide 12.  To reduce our dependence on the NPU market, we have increased our TAM to also include the Multicore TAM market through the Tilera acquisition.  Multicore TAM is a $1.3 billion accounting for all performance levels, high and low speed.

However, EZchip's Tile-MX address the super high-speed segment of the addressable market.  The Multicore market is more diverse and is served by a wide range of CPU speeds and Super High-speed is not the dominant portion of today’s market.

It might take many years for multicore market to shift focus to high-speed CPUs.  It is also important to remember that EZchip is a relatively new entrant to the multicore market, which is already heavily dominated by large and established players.

Slide 13.  In terms of financial update, our Q4 2015 revenues are expected to be $25 million due to near term inventory adjustments across several key customers that are serving the carrier networking space.

As of September 30, 2015, we had $200 million of cash and the balance sheet -- on the balance sheet, and no debt.

Slide 14.  As a co-founder of EZchip and CEO since its inception, I, along with those of you who have invested in us from the very beginning have a deep appreciation for the incredible innovation and success we have created together.

EZchip is and has always been very important to me.  As the largest individual shareholder of the company with close to 700,000 shares, I believe that shareholders' interests and mine are very closely aligned.

That said, the decision to sell the company was not taken lightly, and has nothing to do with my wanting or not wanting to retire.  It is simply the right thing to do.  The proposed merger agreement with Mellanox provides shareholders with certain and compelling cash value of $25.50 per share with a substantial premium.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Considering the current environment of the industry we operate within, I do believe this value is the best outcome for EZchip's shareholders.  Therefore I, together with the board, believe that this transaction is in the best interest of our shareholders, customers, our employees and our company.

With that, I would like to open the call for Q&A. Operator?

Operator:
Thank you.  The line is now open for questions.  At this time if you have a question, please press star one on your touchtone phone.  If at any point your question has been answered, you may remove yourself from the cue by pressing the pound key.

Your first question comes from the line of Paul McWilliams of The View, LLC.

Paul McWilliams:	Hi, Eli. Thank you for taking my call. I understand many of the things you said and believe it or not, I really only have one question. It's a little bit of a long one, so please bear with me.

As you know, I've been in the semiconductor industry a long time, and as such, I am very familiar with the risks associated with the introduction of advanced technology and new device platforms.

That is why I always listen carefully to your presentations about NPS.  These statements seem to focus on substantial opportunities and priority of your desire to gain shareholder approval for what I think is an undervalued acquisition, very clear -- very clearly mitigated risk.

For example, in your May conference call you said, and I'll quote you directly, "I expect all of our existing customers to move with us to NPS including other platforms at Cisco."  That references back to the loss of ASR platform that you mentioned.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

So in other words, you stated there, as well as in other public forums, that Cisco will use NPS in their platforms other than the ASR router, which will use the NP5 for quite a while now.

In May -- in the May conference call, you also told investors not only will all of the existing customers replace the ASR platform that Cisco moved NPS, but many key customers that have not been using EZchip processors will -- are evaluating NPS.  Again, I'll quote you briefly and directly.

Everyone is evaluating NPS. I think that every company that is developing networking, not just routers, Juniper is evaluating, and as well as many other network customers in various fields.

You went into even more detail in the August conference call where you described NPS features and functions as must-have for a wide range of applications beyond routers and switches, and you stated that the potential for NPS was much, much higher than the 50,000 pieces per year it would take to get full -- it would take to fully offset the loss of Cisco ASR design.

What I find confusing is when you were trying to attract and stimulate investors, you focused very intently on potential, and made very specific positive claims about your new NPS platform; however, now that you want shareholders to approve a cash acquisition that in my opinion clearly places an inferior value on EZchip relative to the recently approved acquisition at PMC Sierra.

You're focusing primarily on risk and implying that that is what your investors should consider now.  My question is simply what has changed?  We know that Broadcom was in at Arista.  We know that Broadcom is often used for inbound traffic management.

So that was not a big surprise to us.

Eli Fruchter:	Thank you very much for the question, Paul. I think that it's a very valid question, and I will -- I tried to actually write everything you said and it's actually all true.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

So I did say the total of our current customers will move to NPS and that's still -- that's true.  I think that all of our networking customers that are using NPS -- using NP-4 will move to NPS that that's the natural step forward -- step forward, and I expect that to happen except for the Cisco ASR9000.

We are also looking at other designs at Cisco for NPS.  That's true.  That is still true.  That has not changed.  I said that many key customers will use NPS.  That's true.  I also said that NPS is unique and every customer that is evaluating a networking function must look at that NPS.  That goes without saying because NPS is the only remaining NPU.  There is no other NPU out there.

I said in the past that recently even Marvell, that was the last one, gave up on Xelerated and now they're actually trying to promote EZchip.  I said that there are features in the NPS that must have networking.  That's absolutely true, still true.

I also said regarding volume that 50,000 chips are enough to offset the loss of the Cisco ASR9000. So everything that I said is 100 percent true. Nothing changed.

What I'm saying now, and this is, I think, something that you should listen to very carefully as well, what I -- what I said that it is very important for NPS to win high volume designs because many of the networking designs that are layer 4 to 7 and offer more CPU applications, it's an application for Intel or application for another CPU to do the layer 4 to 7.

That's not where the high volume is.  High volume is mainly in routing.  And what we are seeing, and that is also things that I said before, we have seen customers of ours that our routing customers moving away from using us to win designs.

Started with Juniper years ago, then it continued with Huwai and now Cisco, and everyone knows that Alcatel, which is the fourth biggest customer, is using in-house, you know, from the first day.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

So the four largest potential customers for networking are actually moving in-house, and that's where the volume is.  That's where the potential volume is.  So what we said, we said that NPS needs to win high volume application within data center and specifically routing because if routing is moving from this typical routing vendor to data center, we must be there.

If we are not there, then we are losing one of the main applications that can generate volume, and what I said is that it is possible that simple chips like Broadcom and in the past Broadcom was not a threat because Broadcom was just for switching, but now, it is becoming a threat because it is now being selected for routing, and that's new.  That is something that we are -- I was concerned about, but now, it's actually happening and this only happened last month when a customer that selected NPS for routing told us that they're going to use Broadcom for routing and they will use NPS for layer 4 to 7 applications, and that's much, much lower volume.

And that -- if that's a trend, and if other data center customers will use Broadcom for routing, then I think that the potential for NPS is much, much smaller.  And everything that I said before is true.  All of our customers today will use NPS and Cisco will use NPS and everyone is evaluating NPS, and we'll have many design wins for NPS.  There is no question about it, but I am concerned about volume.

And remember that the 50,000 chips that are needed to offset Cisco, that is something that is needed just for the offset. Obviously, we need a lot more for growth. So what I'm trying to...

Paul McWilliams:	I’m sorry.

Eli Fruchter:
No.  In just a second I'll let -- I'll -- obviously, I'll let you jump in, but what I'm trying to say here, and that's very important really for shareholders to understand, I know that everyone has very high hopes for the company and I know that some are disappointed and I -- which I -- I can understand it, but what I do not understand is why when I'm talking about the rewards, everyone seems to, you know, to be happy about it, understand it, but when I'm talking about the risks, people start to question my integrity.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

The question is if people -- if shareholders don't really want to know the facts, don't they want to be aware of the risks?  Do you want me only to speak about the upside?  I am saying it because I really care about the -- you know, about the shareholders and it seems that right now everyone is focused about questioning my integrity and not about the facts, not about the risks versus rewards.

This is really -- this is really what people must look at and, you know, if people are blaming me now for - for downplaying, it's better than, you know, I would be blamed for overselling after the merger is voted down and it will, you know, appear that the risks become reality.

That's -- that is something that I don't want to happen and that's why I feel, you know, that it's my responsibility to show both sides and that's what I'm trying to do. Yes.

Paul McWilliams:
I appreciate that.  You mentioned it was last month that the customer informed you about using Broadcom.  I show the release on that being September 14th, more than 2 weeks before the merger was announced.

So we knew about that for quite a while and Broadcom has been used for inbound traffic management in a lot of applications where NPS would be a more logical choice outbound.

Let me take just a moment to quote you briefly from your August conference call.  "I think with all the other opportunities that we are seeing within new markets, within the data center, and within the Cloud, we see opportunities combined are much, much higher than 50,000 chips, and every design win there is different than the other and design wins that we're announcing with Tier 1 customers of that case are only the first ones, and design wins like this can open many other design wins for NPS.

Because, remember, NPS can actually do any network function, and based on the white box concept, the customer can give the white box and then by putting different software packages on the NPS it can be different functionalities, and that can be translated for us to many different design wins."

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

So the short answer in this was your response to an analyst. The short answer, the potential is much, much higher when we're taking these opportunities. What...

Eli Fruchter:	Well …

Paul McWilliams:
Now, I want to get this off real quickly.  The point here is in all your public presentations, when you wanted us to buy, you were giving us a very, very strong and opportunistic and positive story for NPS, you were not focusing on risks.

We were aware of the risks, but you weren't focusing on those risks.  But now, when you want us to sell, at what many investors think is a price that is much lower than the true value of EZchip, you're focusing solely on the risks.  Why?

Eli Fruchter:
Paul, I think that -- I think that first of all, I don't know.  I think that I know the market at least as good as you, maybe a little bit more, maybe, and I know exactly where Broadcom is being used or simple chips or packet processors and where NPS is being used.

And I don't know what you -- when you're saying inbound or outbound.  Both the NPS and Broadcom are used similarly.  Adjusted Broadcom is typically -- or was doing only layer 2, which is switching, and now, it can do layer 3, which is routing, and that's a change.

And that's -- that is not something that I have communicated before.  Maybe you knew it.  I didn't.  Maybe you know better.  When I know something, I let my shareholders know, and this is what I'm doing now when I'm seeing another chip taking focus from NPS.

It is true that NPS can win every networking function because it's a processor.  It can be programmed to do anything, but as you know, if there are many networking applications, some of them are high volume and some of them are low volume, and what I'm trying to say here, I'm trying to say that we need to win the high volume to be able to get the volume that we need in NPS to be able to offset Cisco and grow the company.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

And for that, we must win routing.  Now, we can win many other applications.  NPS can do everything.  It's the only remaining network processor.  There is no alternative.  So it will be used in many different applications, but there are only very few applications that can generate volume.

This is something that you need to understand and our shareholders need to understand, and believe me, I understand the market at least as well as you do and all of our shareholders, and it's not just me.  It's the company management and the board of directors, and we are looking at things like that very seriously before we are going and communicating things like that to shareholders.

There are -- the market is moving.  It's not staying, you know, where it is.  Things are very dynamic and yes, we learned about that only months ago.  So Paul, thank you very much for the question.  I really appreciate it.  And operator, will you move to the next question, please?

Operator:	Once again, if you'd like to ask a question, please press star, then the number one on your telephone keypad. Again, that is star one to ask a question.

With no more questions from analysts, I will turn it over to Daureen to address the questions submitted by shareholders.

Daureen Green:
Thank you, operator.  We've received a handful of questions from shareholders and I will now ask each of them to Eli Fruchter.  Please be aware that you can continue to send questions to the company through the same email address after this call and we will make every effort to answer all of your questions.

Question one. Eli, our first question is why sell now?

Eli Fruchter:
Given the current market and the execution risks, we strongly believe that pursuing a sale of the company is the right step for all shareholders to maximize value.  Our current market is small.  We lost Cisco and other Tier 1 players are moving in-house.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Our new market for NPS is facing competition from simpler and lower cost alternatives.  The opportunities for Tile-MX will take a long time to materialize and we are facing substantial competition from large established vendors.

Considering the current environment of the industry we operate within, I do believe that this value is the best outcome for EZchip shareholders.

Daureen Green:
Thanks, Eli.  The next question is why sell for such a low price?  Many investors agree that the $25.5 is just too low a selling price for EZchip based on the facts and the future potential.  Others argue that given EZchip's strong balance sheet, Mellanox's buying the company on the cheap for cash.

Eli Fruchter:
My focus as the CEO of EZchip has been on maximizing the value of shareholders' investment in the company and this fully financed all-cash offer represents full and fair valuation to EZchip shareholders with a substantial premium.

Sixteen percent over the closing price of the last trading day prior to the public announcement, 33% and 31%  premium over the volume weighted average closing prices of EZchip's ordinary shares over the 12 month period and 3-month period prior to the public announcement of the transaction.

Prior to the announcement of the transaction with Mellanox, all five analysts who covered EZchip at price targets below $25.50 offer price.  As referenced on slide 9, the acquisition has since been validated by sales side research.

We worked hard to achieve this outcome.  Mellanox’s cash offer is the result of several price increases following extensive negotiations.  As the largest individual shareholder, my interests are very much aligned with all shareholders.  I believe this is the best path forward when you think of the execution risk and market dynamics.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Daureen Green:
Moving on.  Eli, shareholders believe in the power of EZchip's technology and want to share in the upside potential of any EZchip transaction.  The all-cash Mellanox proposal denies them the opportunity to do that.

Why didn't you structure the deal as a mix of cash and stock? In addition, shareholders are penalized by paying tax on the cash offer. Why not go back to Mellanox and restructure the transaction?

Eli Fruchter:
We understand the tax implications; however, this is what Mellanox agreed to for the -- for this value.  An all-cash transaction provides certainty of value.  At the end of the day, we negotiated very hard with Mellanox and this is the agreement we came to together.

We did our very best to get a good deal for shareholders and believe that this transaction provides a full premium and immediate value.

Daureen Green:
Question 4: Regarding the go-shop process, how could a go-shop process possibly have produced a higher offer than $25.5 per share when EZchip had been publically emphasizing the risks associated with its business and future outlook?

Eli Fruchter:
The risks facing EZchip are not new to parties in the industry that could be potential buyers.  Mellanox as well during its process with EZchip was well aware of the risks and nonetheless, the process with them resulted in an agreement.

My goal has been to be as transparent as possible when discussing the risks versus the rewards in the markets we are targeting with our new products.  Our company is at the crossroads.  While there is future potential for EZchip's NPS-400 and Tile-MX product lines, it is equally critical that everyone understand the headwinds exist.

Our rigorous “go shop” process affirmed my belief that the combination with Mellanox is the best possible outcome for our shareholders and our customers and employees.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Our bankers went to 31 potential strategic partners.  We signed 1 confidentiality agreement and held a meeting.  No other interests, no acquisition proposals received.  Feedback from potential buyers fell into to 2 camps, the Mellanox transaction was seen as “full”. Potential buyers didn't think a transaction made sense from a strategic fit and synergy opportunities perspective.

The conclusion affirms to me that the transaction with Mellanox is the right one for all shareholders.

Daureen Green:
Question number 5: Shareholders also asked one day you say EZchip is a great company with great prospects and the next you tell us that the outlook is dismal.  Why are we now only learning about EZchip's limited ability to capture market share?

Why were you not up-front with us before?

Eli Fruchter:
This is very similar to the discussion I just had with Paul.  As I said, I've always been as transparent as possible when discussing the risks versus rewards in the markets we are targeting with our new products.

Now, that our shareholders are facing such a crucial decision, it is important for the shareholders to also understand the risks and not focus entirely on the rewards.

Daureen Green:	Our next question is have you lost NPS sockets at Arista to Broadcom, and do you believe the only applications you'll have there for NPS will be low volume service cards?

Eli Fruchter:
We cannot talk specifically about Arista or other customers that we have not identified by name.  Regardless, on November 17, 2015, the Barron's article stated that Arista is going to use the latest generation of Broadcom chips for the routing function, and this is a demonstration of one of the key risks that I have pointed to with regards to our core NPS business.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Daureen Green:	Question 7: Now, with the Tier 1 design wins you've already announced, can you provide more specifics around the volume/revenue that you can expect to generate from these products in 2016?

Eli Fruchter:
2016 NPS revenues will be samples related.  Production revenues are expected only starting in 2017.  As was communicated in the past, approximately 50,000 NPSs or $50 million in revenues are needed to offset the loss of Cisco ASR9000 related revenues, and obviously more needed to provide growth.

While these are the achievable numbers provided that the NPS can win high volume designs within Tier 1 vendors at the data center, it's also a major execution risk.  The 5 Tier 1 design wins we reported in August were the culmination of efforts combination of efforts that amount to over 2 years of continued work with each of these customers.

Last month, one of the three customers that we have won in data center updated us that the NPS will not be used for routing.  The customer has decided to use simpler low-cost chips for routing. While data center routing is potentially high volume application, it is too early for us to know what the volume of the other applications can generate.

Daureen Green:
Question number 8: Another question from shareholders is don't you stand to gain a lot from selling the company?  Do you have a golden parachute?  Is this deal really in the shareholder's best interest or just your own?

Why should we believe that you have our best interest in mind?

Eli Fruchter:
As the largest individual shareholder of the company with close to 700,000 shares, I believe that your interests and mine are very closely aligned.  I do not have a golden parachute other than the shares that I own and the RSUs that are on the same terms as all other employees.

I will not receive any additional benefits from the sale.  The decision to sell the company was not taken lightly.  It is simply the right thing to do.  The proposed merger agreement with Mellanox provides shareholders with certain and compelling cash value of $25.50 per share with a substantial premium.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Considering the current environment of the industry we operate within, I believe that this value is the best outcome for EZchip shareholders.

Daureen Green:
Turning to our last question, what's the next step if EZchip doesn't get the vote it needs to move forward with the merger?  What can we expect from an independent EZchip?  Eli, will you resign as I've heard rumored?

Eli Fruchter:
EZchip's management team, Board and I are committed to acting in the best interest of shareholders and we are currently focused on approving the Mellanox transaction.  Given the current market, we strongly believe that pursuing the sale of the company is the right step in order to maximize value.

If required to move forward on a standalone basis, EZchip will continue to execute on its strategic initiatives though the impact of potential market risks heavily factors into our projected future.

Daureen Green:	I will now turn the call back over to Eli Fruchter for closing remarks.

Eli Fruchter:
Thanks Daureen.  EZchip shareholders, the real issue at-hand with regard to approving the proposed merger should be weighing risks versus rewards.  To do this requires deep knowledge of the matter, understanding of the market, the trends, the customers, and the competition.

Unfortunately, rather than focusing the discussion around this important topic, some investors are shifting the discussion to focus around me.  I and the board know our business best and you entrusted us to do our duty to maximize shareholders’ value.

I have always been transparent with shareholders in discussing risks versus rewards. Now that you are facing such a crucial decision, I feel it is important for you to understand the risks.

Cisco moving in-house was a theoretical risk when I spoke about it in the last several years.  Last May, it became a fact.  The risk of simple chips taking market share from NPS was a theoretical risk when I first spoke about it a few months ago.

Moderator: Eli Fruchter
12-17-15/10:00 a.m. ET

Now, it is a fact. I am asking you to make your decision based on facts and vote for the proposed deal. Thank you.

Operator?

Operator:	Ladies and gentlemen, that concludes EZchip's business update call. Thank you for your participation. You may now disconnect your lines.

END